Exhibit 21.1
Table of Subsidiaries of Registrant

Jurisdiction of
Name	Incorporation
Beijing Medpharm Co. Ltd.	Beijing, China
Beijing Wanwei Pharmaceutical Co., Ltd.	Beijing, China
Beijing Med-Pharm Hong Kong Company Ltd.	Hong Kong, China
Hong Kong Fly International Health Care Limited	Hong Kong, China
Sunstone (Tangshan) Pharmaceutical Co., Ltd.	Tangshan, Hebei Province, China